info@solonlaw.com
619-254-4459
www.solonlaw.com

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

April 29, 2026

Re: Withdrawal of Offering Statement on Form 1-A POS (024-12561)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, FISYN Fund II LLC. (the “Company”) respectfully requests the withdrawal of its post-qualification amendment to its Offering Statement on Form 1-A POS (File No. 024-12561), together with all exhibits thereto (collectively, the “Post-Qualification Amendment”).

The Company is requesting the consent of the Commission to the withdrawal of the Post-Qualification Amendment because it was meant to be filed as a supplement to Form 1-A but was inadvertently filed under Form 1-A POS.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Post-Qualification Amendment effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact the Company’s counsel Arden Anderson, Esq. of Solon Law, PC at (619) 254-4459.

Sincerely,

/s/ Solon Law

SOLON LAW, PC